Exhibit 99.1

Meten EdtechX Announces Financial Results for the Third Quarter and the Nine Months ended September 30, 2020

Strong focus on strategic investment in growth segments, including online and Junior ELT,

drives steady recovery in normalizing trading conditions

Shenzhen, December 4, 2020 — Meten EdtechX Education Group Ltd. (NASDAQ: METX) (“Meten EdtechX” or the “Company”), a leading English language training (“ELT”) service provider in China, today announces its unaudited financial results for the third quarter and the nine months ended September 30, 2020.

	Q3 2020			9M 2020
	RMB (m)	YoY (%)	QoQ[1] (%)	RMB (m)	YoY (%)
Gross billings	228.8	(48.7%)	42.2%	514.2	(55.7%)
Revenue	297.7	(29.6%)	57.3%	668.6	(38.9%)
EBITDA[2]	(12.1)	(119.7%)	70.9%	(176.3)	(1260.9%)
Adjusted EBITDA[2]	(9.1)	(114.5%)	72.2%	(168.7)	(2056.8%)
Net (Loss)/Income	(39.7)	(194.7%)	52.8%	(234.8)	(294.3%)
Adjusted Net (Loss)/Income[2]	(36.7)	(184.6%)	53.6%	(227.3)	(498.4%)

Highlights

●	Q3 2020 revenue decreased 29.6% year-on-year to RMB 297.7 million (US$ 43.8 million), but increased by 57.3% versus Q2 2020, as trading conditions in the third quarter of 2020 continued to improve in line with a normalized operating environment. 9M 2020 revenue decreased 38.9% year-on-year to RMB 668.6 million (US$ 98.5 million), largely due to the impact of the COVID-19 pandemic during the first half of 2020.

●	Supported by investments in the online ELT segments and new product development, revenue generation was mainly driven by strong growth in online ELT and junior ELT segments

-	Online revenues increased 7% year-on-year in Q3 2020 to RMB 79.6 million (US$ 11.7 million) (Q3 2019: RMB 74.3 million) or 25% year-on-year for 9M 2020 to RMB 238.0 million (US$ 34.3 million) (9M 2019: RMB 189.7 million)

-	Q3 2020 junior ELT revenues increased 69% compared to Q2 2020 to RMB 124.1 million (US$ 18.3 million) (Q3 2019: RMB 73.3 million) or 1% year-on-year for 9M 2020 to RMB 265.6 million (US$ 39.1 million) (9M 2019: RMB 263.6 million)

●	As of September 30, 2020, Meten EdtechX had 123 learning centers in operation; at the date of this announcement, all learning centers are now fully operational

[1]	Compared to the three months ended June 30, 2020.

[2]	Non-GAAP measure. For more information about non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” at the end of this release.

●	A continued strong focus on cost efficiency led to a 13.4% reduction in the cost of revenues year-on-year, and a 39% decline in operating expenses year-on-year for 9M 2020; as a result of this, the Company was able to partially mitigate the negative effect of the COVID-19 pandemic on its profitability

●	Q3 2020 adjusted EBITDA declined to a loss of RMB 9.1 million (US$ 1.3 million) and decreased by 72.2% compared to Q2 2020; 9M 2020 adjusted EBITDA recorded a loss of RMB 168.7 million (US$ 24.8 million)

●	Q3 2020 net loss narrowed significantly against the previous quarter to RMB 39.7 million (US$ 5.8 million), compared with a profit of RMB 42.0 million in Q3 2019 and a net loss of RMB 93.4 million in Q2 2020; 9M 2020 net loss increased 294.3% year-on-year to RMB 234.8 million (US$ 34.6 million)

●	For Q3 2020, net operating cash outflow was RMB 69.7 million (US$ 10.3 million), compared to an inflow of RMB 56.5 million in Q3 2019 and an outflow of RMB 69.9 million in Q2 2020

Alan Peng, Chief Executive Officer of Meten EdtechX commented:

“The third quarter of 2020 provided further signs of post-pandemic recovery in our markets and the normalization of trading conditions allowed us to, once again, fully leverage our omnichannel ELT business model and active new product development.

The strong growth in our revenues compared to the second quarter of 2020 reflects continued positive momentum in our online ELT business, as well as an accelerated recovery in our junior ELT segment. The fact that our network of learning centers is now fully operational, along with decisive action taken to streamline our operations during 2020, we believe we are well-positioned to deliver profitable growth going forward.

Despite the challenges and losses incurred in 2020, we continue to strongly believe that China remains fundamentally a high growth market for the ELT sector. In addition to leveraging our strong competitive position and strategic footprint across the highly-attractive tier 2, 3 and 4 cities to deliver organic growth, we look forward to playing an active role in further consolidation in the ELT, K12 and future skills training industries in China and Asia more generally.”

Operational developments

	Q3 2020		9M 2020
Student enrollments	18,305	(46%)	44,535	(53%)
Course withdrawal rate(1) (%)	11.79%	1.4 ppts	11.29%	0.6 ppts

(1)	Refers to the amount of refunds issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period.

	June 30, 2020			September 30, 2020
Number of self-operated learning centers	112	(12.5	%)*	110	(1.8	%)*
Number of franchised learning centers	16	(5.9	%)*	13	(18.8	%)*

(* Change compared to previous quarter)

Student enrollment supported by growth in online and junior ELT segments

Overall student enrollment during the third quarter of 2020 benefited from the positive trends in online and junior ELT segments, as the Company leveraged cross-selling opportunities provided by the re-opening of its learning centers.

As of September 30, 2020, the number of registered users for online courses increased by 54% year-on-year, up to 1.71 million. At the same time, the Company observed customers re-enrolling in junior ELT, both at offline learning centers and through the online platform, at a faster pace than adult customers whose disposable income has been adversely impacted by the pandemic. These positive trends partly offset the negative impact of the COVID-19 pandemic on offline student enrollment during the period with overall student enrollment decreasing by 46% year-on-year in the third quarter of 2020 and 53%% for the first nine months of 2020.

Gross billings declined by 49% year-on-year during the third quarter of 2020 to RMB 228.8 million (US$ 33.7 million) (Q3 2019: RMB 445.7 million) but showed an improvement of 42% versus Q2 2020.

Gross billings for junior ELT for Q3 2020 increased by 89% compared to the previous quarter, while gross billings for online ELT for the quarter was up 22% year-on-year.

For the first nine months of 2020, gross billings decreased by 56% year-on-year to RMB 514.2 million (US$ 75.7 million) (9M 2019: RMB 1,160.4 million).

Offline network fully operational

During the third quarter of 2020, the Company continued to gradually re-open of its learning centers in accordance with the applicable regulatory guidance in the PRC. As of the date of this announcement, all of Meten EdtechX’s 123 learning centers (including 110 self-operated learning centers) are fully operational. The operation of the learning centers remains subject to continuous social distancing measures and cleaning protocols to ensure enhanced hygiene levels.

Continued product innovation

Meten EdtechX continued to invest in product development during the third quarter of 2020, leveraging the recently launched several new products across both its offline and online platforms. These include three new language (Japanese, Spanish and Korean; Spanish and Korean will officially launch in December 2020) products, K12 junior products and the “BiGao” exam preparatory product for middle schoolers.

Efficiency enhanced through streamlining of operations

During the COVID-19 pandemic, the Company has made considerable efforts to reduce its operating costs, aiming to achieve approximately RMB 180 million (US$ 26.5 million) of annual savings. In addition, 70 lease agreements for the self-operated learning centers (nearly 40% of the total leases) were renegotiated and 22 learning centers for adult ELT were closed in order to redeploy the resources to the junior ELT and online ELT segments. As a result, there was a significant reduction in net losses for Q3 2020 to RMB 39.7 million (US$ 5.8 million) (compared with RMB 93.4 million in Q2 2020). These cost reduction efforts will continue and are expected to result in a leaner cost structure and a more balanced revenue mix between the offline and online and adult and junior segments by the beginning of 2021.

Financial results

Revenues

In Q3 2020, revenues amounted to RMB 297.7 million (US$ 43.8 million), a decrease of 29.6% year-on-year (Q3 2019: RMB 422.9 million), but increased 57.3% quarter-on-quarter (Q2 2020: RMB 189.3). For the first nine months of 2020, a decline of 38.9% was recorded, from RMB 1,095.0 million in the same period of 2019, to RMB 668.6 million (US$ 98.5 million), primarily as a result of the adverse impact of the COVID-19 pandemic during the period.

Cost of revenues

The Company’s cost of revenues consists primarily of staff costs, property expenses, depreciation and amortization, and other costs which primarily include consulting fees, foreign teacher-related administrative expenses, and teaching materials costs.

In Q3 2020, cost of revenues decreased by 13.4% year-on-year to RMB 171.8 million (US$ 25.3 million) (Q3 2019: RMB 198.5 million), and increased by 26.6% quarter-on-quarter (Q2 2020: RMB 135.7 million). In the first nine months of 2020, cost of revenues decreased to RMB 452.6 million (US$ 66.7 million), from RMB 558.8 million in the first nine months of 2019, predominantly due to effective cost management measures.

Gross profit

In Q3 2020, gross profit decreased by 43.9% year-on-year to RMB 125.9 million (US$ 18.5 million) (Q3 2019: RMB 224.4 million), but increased by 134.9% versus the previous quarter (Q2 2020: RMB 53.6 million) as trading conditions gradually improved following the lifting of COVID-related restrictions. For the first nine months of 2020, gross profit decreased to RMB 216.0 million (US$ 31.8 million), from RMB 536.2 million in the same period of 2019, due to the negative impact of the COVID-19 pandemic.

Gross profit margin decreased by 11 percentage points in Q3 2020 to 42.3%, from 53.1% in the same period of 2019, but increased by 49.4% versus the previous quarter (Q2 2020: 28.3%) For the first nine months of 2020, gross profit margin was 32.3% compared to 49.0% for the same period of 2019.

Operating expenses

Selling and marketing expenses in Q3 2020 amounted to RMB 85.4 million (US$ 12.6 million). It experienced a decrease of 13.8% year-on-year from RMB 73.3 million in Q3 2019. In the first nine months of 2020, selling and marketing expenses amounted to RMB 224.8 million (US$ 33.1 million), down from RMB 323.3 million in the same period of 2019. This is primarily due to reduced marketing activities as a result of the temporary closure of the offline learning centers.

Research and development expenses in Q3 2020 decreased by 19.9% year-on-year to RMB 6.3 million (US$ 0.9 million), from RMB 7.9 million in Q3 2019. In the first nine months of 2020, research and development expenses decreased to RMB 21.5 million (US$ 3.2 million), from RMB 25.4 million in the same period of 2019. This is largely due to a reduction in certain offline research and development activities as a result of the COVID-19-related restrictions.

General and administrative expenses in Q3 2020 increased to RMB 94.0 million (US$ 13.8 million), from RMB 73.3 million in Q3 2019. In the first nine months of 2020, general and administrative expenses decreased by 10.6% year-on-year to RMB 224.4 million (US$ 33.1 million) (9M 2019: RMB 256.4 million). This decrease was largely driven by the temporary closure of the offline learning centers during the quarter and the Company’s cost reduction efforts.

Loss from operations

In Q3 2020, loss from operations was RMB 59.8 million (US$ 8.8 million), compared to an income from operations of RMB 44.3 million in Q3 2019.

For the first nine months of 2020, loss from operations was RMB 254.7 million (US$ 37.5 million), compared to a loss from operations of RMB 68.8 million in the same period of 2019.

Net income / loss

In Q3 2020, net loss was RMB 39.7 million (US$ 5.8 million), compared to a net income of RMB 41.9 million in Q3 2019 and a net loss of RMB 93.4 million for the second quarter of 2020.

For the first nine months of 2020, net loss was RMB 234.8 million (US$ 34.6 million), compared to a net loss of RMB 59.6 million in the same period of 2019.

Cash flow

Net operating cash outflow for Q3 2020 was RMB 69.7 million (US$ 10.3 million), compared to an inflow of RMB 56.4 million in Q3 2019 and an outflow of RMB 69.9 million in Q2 2020. For the first nine months of 2020, an outflow of RMB 232.0 million (US$ 34.2 million) was recorded, compared to an inflow of RMB 7.6 million in the same period of 2019.

Capital expenditure for Q3 2020 was RMB 3.6 million (US$ 0.5 million) compared to RMB 22.4 million in Q3 2019. This was mainly due to the COVID-19 outbreak, which slowed the expansion of offline centers and prompted the optimization of the offline center layouts.

Capital expenditure for the first nine months of 2020 was RMB 12.3 million (US$ 1.8 million), which decreased from RMB 69.6 million for the corresponding period of the previous year.

Cash and cash equivalents

As of September 30, 2020, Meten EdtechX had RMB 129.2 million (US$ 19.0 million) of cash and cash equivalents, compared to RMB 163.5 million as of June 30, 2020.

Outlook

Assuming no resurgence of the COVID-19 pandemic in China, and taking into account recent positive developments relating to the COVID-19 vaccines and the continuous recovery of China’s economy, Meten EdtechX expects its trading and profitability to gradually return to pre-pandemic levels over the course of 2021. While this remains partially dependent on the pace at which the adult ELT market recovers, the Company’s gross billing target for FY 2021 is expected to be within the range of RMB 1.5-1.6 billion (representing a return to pre-pandemic level), approximately 40-50% of which is expected to be driven by Likeshuo.

The Company is currently aiming for EBITDA of RMB 200 million and net profit of RMB 120 million for the FY 2021, respectively.

Meten EdtechX continues to see a compelling case for consolidation in the ELT, K12 and future skills training in China and Asia more generally, and will continue to selectively consider merger and joint venture opportunities.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD for the third quarter and the first nine months of 2020 are made at the rate of RMB 6.7896 to US$ 1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2020, respectively. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, as the case may be, or at any other rate.

About Non-GAAP Financial Measures

Meten EdtechX’s consolidated financial results presented are in accordance with GAAP. However, to provide meaningful supplemental information regarding its performance, Meten EdtechX adopts the following measures which are defined as non-GAAP financial measures by the SEC:

●	EBITDA: calculated by subtracting net interest income/loss and adding back income tax expense and non-cash expense of depreciation and amortization to a firm’s net income/(loss).

●	Adjusted EBITDA: calculated by removing certain one-off, irregular and/or non-recurring items from EBITDA such as offering expenses and share-based compensation expenses.

●	Adjusted net (loss)/income: calculated by adding back certain one-off, irregular and/or non-recurring items to net income/loss such as offering expenses and share-based compensation expenses.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Results Presentation

The Company’s management team will host a conference call at 07:00 EST / 12:00 GMT / 20:00 CST on Monday, December 07, 2020, to discuss the financial results.

Dial-in details for the conference call are as follows:

Mainland China:	400 810 8228

Hong Kong:	+852 3005 1355

USA:	+1 646 254 3594

UK:	+44 20 7660 0166

Other countries:	+86 10 5808 4166

Participant PIN:	324469

Participants should dial-in at least 5 minutes before the scheduled start time.

For investor and media enquiries, please contact:

Citigate Dewe Rogerson

meten@citigatedewerogerson.com

+44 (0)20 7025 6400

About Meten EdtechX

Meten EdtechX is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2020 and full fiscal year 2020 and 2021, quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of the COVID-19 outbreak on our businesses, the solutions we adopted to mitigate the effects of the outbreak, the impact on our financial performance, the anticipated benefits of strategic growth initiatives and the balancing growth and profitability), the benefits of the Company’s 2019 investments and recent acquisitions, as well as our four key growth strategies, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “Meten” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures, which are different from financial measures calculated in accordance with U.S. GAAP. Such non-GAAP financial measures should be considered in addition to and not as a substitute for or superior to the financial measures calculated in accordance with U.S. GAAP. In addition, the definition of adjusted EBITDA and adjusted net income/loss in this press release may be different from the definition of such terms used by other companies, and therefore, comparability may be limited.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of RMB and USD, except for per share data)

	As of December 31,	As of September 30,
	2019	2020
	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	140,132	129,161	19,023
Short-term investments	-	80,851	11,908
Contract assets	7,824	6,135	904
Accounts receivable	28,903	40,822	6,012
Other contract costs	54,088	45,003	6,628
Prepayments and other current assets	64,790	53,419	7,868
Amounts due from related parties	9,662	1,860	274
Prepaid income tax	12,265	16,430	2,420

Total current assets	317,664	373,681	55,037

Non-current assets
Restricted cash	11,599	10,835	1,596
Other contract costs	10,114	9,555	1,407
Equity method investments	26,084	29,526	4,349
Property and equipment, net	220,118	152,756	22,499
intangible assets	24,968	20,745	3,055
Deferred tax assets	4,200	4,564	672
Goodwill	302,158	274,567	40,439
Right-of-use assets	484,225	356,860	52,560
Other non-current assets	62,435	46,212	6,806

Total non-current assets	1,145,901	905,620	133,383

Total assets	1,463,565	1,279,301	188,420

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of RMB and USD, except for per share data)

	As of December 31,	As of September 30,
	2019	2020
	RMB’000	RMB’000	US$’000
LIABILITIES, MEZZANINE EQUITY AND OWNERS’ DEFICIT
Current liabilities
Accounts payable	15,714	20,064	2,955
Bank loans	92,000	129,500	19,073
Deferred revenue	408,287	338,819	49,903
Salary and welfare payable	74,139	69,742	10,272
Financial liabilities from contracts with customers	490,095	380,808	56,087
Accrued expenses and other payables	48,457	73,592	10,839
Income taxes payable	495	13947	2,054
Current lease liabilities	142,155	135,360	19,936
Amounts due to related parties	851	53,358	7,859
Total current liabilities	1,272,193	1,215,190	178,978
Non-current liabilities
Deferred revenue-Non current	60,528	46,480	6,846
Deferred tax liabilities	14,085	7,817	1,151
Non current tax payable	26,085	28,441	4,189
Lease liabilities	333,613	251,248	37,005
Total non-current liabilities	434,311	333,986	49,191

Total liabilities	1,706,504	1,549,176	228,169

Mezzanine equity
Redeemable Owners’ Investment	-	-	-
Owners’ deficit
Owners’ Investment	219	37	5
Subscriptions Receivable from founding shareholders	(2)	(1)	(0)
Additional paid-in capital	264,175	472,214	69,550
Statutory reserve	-	-	-
Accumulated other comprehensive income	-	-	-
Accumulated deficit	(525,262)	(768,791)	(113,231)
Total deficit attributable to owners of Company	(260,870)	(296,541)	(43,676)
Non-controlling interests	17,931	26,666	3,927
Total deficit	(242,939)	(269,875)	(39,749)
Commitments and contingencies	-	-	-
Total liabilities, mezzanine equity and owners’ deficit	1,463,565	1,279,301	188,420

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for per share data)

	2019		2020
	Q3 2019	9M 2019	Q3 2020		9M 2020
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Revenues	422,924	1,094,967	297,735	43,852	668,644	98,481
Cost of revenues	(198,494)	(558,775)	(171,835)	(25,309)	(452,610)	(66,662)

Gross profit	224,430	536,192	125,900	18,543	216,034	31,819

Operating expenses:
Selling and marketing expenses	(98,974)	(323,254)	(85,365)	(12,573)	(224,831)	(33,114)
General and administrative expenses	(73,323)	(256,382)	(93,998)	(13,844)	(224,413)	(33,052)
Research and development expenses	(7,874)	(25,365)	(6,305)	(929)	(21,487)	(3,165)

(Loss)/income from operations	44,259	(68,809)	(59,768)	(8,803)	(254,697)	(37,512)

Other income (expenses):
Interest income	266	677	74	11	356	52
Interest expenses	(725)	(1,541)	(1,814)	(267)	(4,098)	(604)
Foreign currency exchange gain/(loss), net	(12)	(25)	(257)	(38)	1	0
Gains on from fair value change of Short-term investments	-	-	38,850	5,722	38,850	5,722
Gains on disposal of subsidiaries	2,471	583	-	-	-	-
Government grants	3,134	5,184	6,825	1,005	19,704	2,902
Loss on equity method investments	741	3,590	3,335	491	3,442	507
Others, net	2,779	3,085	(15,731)	(2,317)	(26,826)	(3,951)

(Loss)/income before income tax	52,913	(57,256)	(28,486)	(4,196)	(223,268)	(32,884)

Income tax expense	(10,995)	(2,296)	(11,218)	(1,652)	(11,526)	(1,698)

Net (loss)/income	41,918	(59,552)	(39,704)	(5,848)	(234,794)	(34,582)

Less: Net (loss)/income attributable to non-controlling interests	605	(1,796)	5,298	780	8,735	1,287

Net (loss)/income attributable to shareholders of the Company	41,313	(57,756)	(45,002)	(6,628)	(243,529)	(35,869)

Adjustments:
Offering expenses	14	16,212	-	-	-	-
Share-based compensation expenses	1,476	5,364	2,964	437	7,541	1,111

Adjusted Net (loss)/income	43,408	(37,976)	(36,740)	(5,411)	(227,253)	(33,471)